UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  26 May 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                            Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: 26 May 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

EXHIBIT 99.1

For Immediate Release	Date: May 26, 2016
16-22-TR

Teck Announces Pricing of US$1.25 Billion of 5 and 8-Year Notes

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it has priced its previously-announced offering of senior unsecured notes.

Teck will issue US$1.25 billion in aggregate principal amount of senior unsecured notes, consisting of US$650 million aggregate principal amount of five-year notes and US$600 million aggregate principal amount of eight-year notes. The notes will be guaranteed on a senior unsecured basis by Teck Metals Ltd., Teck Coal Partnership, Teck Financial Corporation Ltd., TCL U.S. Holdings Ltd. and Teck Alaska Incorporated, each a wholly owned subsidiary of Teck.

The five-year notes will bear interest at the rate of 8.000% per annum and will be callable on or after June 1, 2018. The eight-year notes will bear interest at the rate of 8.500% per annum and will be callable on or after June 1, 2019.

The offering is expected to close on or about June 7, 2016, subject to customary closing conditions. Teck expects to receive aggregate net proceeds of approximately US$1.23 billion from the offering, after deducting underwriting fees and estimated offering expenses.

Teck intends to use the net proceeds from the offering to fund its previously announced tender offers to purchase for cash up to US$1 billon principal amount of its 3.150% Notes due 2017, 3.850% Notes due 2017, 2.500% Notes due 2018 and 3.000% Notes due 2019, subject to the terms and conditions specified in the related offer to purchase. Teck will use any net proceeds from the offering in excess of that used to complete the tender offers for general corporate purposes, which may include debt repurchases including pursuant to another tender offer, redemptions or open market purchases of the same or different series of notes.

The notes will be offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended, (the “Securities Act”).

The notes have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the notes and shall not constitute an offer, solicitation or sale of any notes in any jurisdiction where such offering or sale would be unlawful. This press release shall not constitute an offer to purchase the outstanding notes subject to the tender offers. The tender offers are being made only pursuant to the offer to purchase and related letter of transmittal. This press release contains information about pending transactions, and there can be no assurance that these transactions will be completed.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements in this news release include statements concerning the expected net proceeds from the offering of the notes, the closing of the offering, including the timing thereof, and the intended use of proceeds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to unexpected expenses involved in the offering of the notes, the closing of the offering, conditions in financial markets, investor response to the tender offers, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com